Filed by Westrock Coffee Holdings, LLC
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Riverview Acquisition Corp.
Commission File No.: 001-40716

Westrock Coffee Company, a Leading Integrated Coffee, Tea, Flavors, Extracts, and Ingredients Solutions Provider, to Become a Public Company Through Business Combination with Riverview Acquisition Corp.

Purpose-driven company that serves the world’s most iconic brands and delivers measurable global impact through sustainable sourcing, digitally traceable supply chain management, has strong financial profile and revenue growth

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Westrock Coffee offers a highly scalable platform and is delivering strong financial results with estimated 2022 revenue of approximately $960 million and projected adjusted EBITDA of approximately $75 million

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The transaction values Westrock Coffee at an enterprise value of approximately $1.086 billion at $10 per share and, assuming no redemptions by Riverview shareholders, will deliver approximately $500 million in gross cash proceeds to the combined company

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The transaction includes $250 million in common stock PIPE commitments at $10 per share, including $60 million from R. Brad Martin, NFC Investments, LLC, and the other Riverview Acquisition Corp. founders, $25 million from Westrock Coffee founders, and $78 million each from HF Capital, the Haslam family investment office, and funds managed by Southeastern Asset Management.

•	Westrock Coffee’s existing shareholders are rolling 100% of their shares into the combined company

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Westrock Coffee has also secured a financing commitment from Wells Fargo for a $300 million Senior Secured Pro Rata Credit Facility including a $150 million term loan and a $150 million revolving loan commitment. The term loan will be fully funded at closing and the revolver is expected to be largely undrawn

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Following the close of the transaction and the refinancing of Westrock Coffee’s debt, the Company will have a strong balance sheet with an expected net cash position of approximately $120 million, assuming no redemptions by Riverview shareholders

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Founded on a mission to positively impact the coffee, tea, and extracts market from crop to cup, Westrock Coffee is leading the industry through sustainable sourcing, digitally traceable supply chain management, and the improvement of the lives of 1.5 million smallholder farmers around the world

•	A webcast of a conference call with Westrock Coffee and Riverview Acquisition Corp. leadership, as well as an associated investor presentation, is accessible at www.westrockcoffee.com/pages/investors

Little Rock, AR – April 4, 2022 – Westrock Coffee Holdings, LLC (“Westrock Coffee,” or “the Company”) today announced its plan to go public via a business combination with Riverview Acquisition Corp. (NASDAQ: RVAC) (“RVAC” or “Riverview”), which values the Company at approximately $1.086 billion. The proposed business combination will allow Westrock Coffee to accelerate the build-out of the United States’ largest roasting to ready-to-drink facility, as well as the Company’s further expansion into Europe, Asia Pacific, and the Middle East in support of its blue-chip customers. Upon the closing of the transaction, the combined company will be named Westrock Coffee Company and is expected to be listed on the Nasdaq under the ticker symbol “WEST.”

Westrock Coffee is led by Chief Executive Officer and Co-Founder Scott Ford, previously President and CEO of Alltel Wireless. Riverview is led by its Chairman and CEO, R. Brad Martin, Retired Chairman and CEO of Saks Incorporated and current Board member of FedEx Corporation and Pilot Company.

Company Overview

Westrock Coffee supplies the world’s most iconic brands with the world’s most innovative coffee, tea, flavors, extracts, and ingredients products. As the “brand behind the brands,” Westrock Coffee’s long-tenured customers include blue-chip market leaders across the retail, restaurant and food service, convenience store and travel center, non-commercial account, CPG, and hospitality industries. Westrock Coffee currently provides over 20 million cups of coffee to the world daily. The Company is also the largest custom/private label coffee and tea provider to restaurants in the United States by volume, and the second largest coffee extract provider in ready-to-drink coffee.

Westrock Coffee is leading the industry in sustainable sourcing and digitally traceable supply chain technologies that provide transparency from the farmer through the finished product. The Company was founded 13 years ago with the belief that growth is an inevitable byproduct of investments in infrastructure, farmer development, supply chain traceability and transparency, product innovation, and technological advancement. Mr. Ford founded the company with a goal to create economic opportunity for farmers, their families, and the communities where they live.

Today, Westrock Coffee sources from more than 1.5 million smallholder farmers in 35 countries worldwide. Its hands-on approach to working with its farmer partners has led to improved social, economic, and environmental standards for people around the world while expanding its offerings to its customers. Westrock Coffee’s proprietary digital tracing technology stack gives its customers visibility into every step of the supply chain. As a result, the Company has grown exponentially since its founding, with total net revenues expected to exceed $960 million in 2022.

This transaction will support Westrock Coffee’s mission to build and efficiently operate the preeminent integrated coffee, tea, flavors, extracts, and ingredients supply chain in the world. Proceeds from the transaction will be used to fuel the Company’s organic growth plans, including further expansion of its product and solution offerings and customer base, and the build-out of manufacturing facilities in the U.S., including the largest, roasting to ready-to-drink facility in the nation. Funds will also be used in the pursuit of strategic acquisitions, and the acceleration of growth in existing and international markets including Europe, Asia Pacific, and the Middle East.

Scott Ford, CEO and Co-Founder of Westrock Coffee, stated: “The announcement today to go public via this transaction with Riverview represents a truly important milestone in Westrock Coffee’s journey. We started Westrock Coffee when we saw the need for coffee farmers in Rwanda to earn a living wage and realized that a new business model for the industry could enable this outcome while being self-sustaining and un-reliant on the vagaries of charity or consumer price premiums. Our mission to positively impact the coffee, tea, flavors, extracts, and ingredients market from crop to cup has proven to be both enormously successful and gratifying. Our scaled platform and comprehensive portfolio of beverage solutions has allowed us to deliver high-quality coffee, tea, and extracts products to the largest and most recognizable names in the world, while making a noticeable impact in the lives of our farmer partners, by empowering them economically to improve their lives and the lives of those in their communities.”

Ford continued, “As we were considering entering the public market, we had the opportunity to meet Brad Martin, an accomplished executive whose big heart and experience with scaled operating platforms made him the ideal partner to help fulfill our global mission. This transaction, in partnership with Brad and the incredible team at Riverview Acquisition Corp., will catapult our efforts globally and open a pathway for public investors to participate in our important work.”

R. Brad Martin, CEO of Riverview, commented: “When we launched Riverview Acquisition Corp., I stated that our objective was to find a merger partner in an attractive business with tangible growth prospects in which we could invest, a solid market position with competitive strengths, and an experienced, public company-ready management team that has demonstrated a commitment to maximizing value while operating with the highest level of integrity. I’m pleased that we are able to announce today that we have achieved that objective in our proposed merger with Westrock Coffee.”

Martin continued, “I’ve long admired the Ford family, and because of my respect for them, I approached them about the possibility of partnering with Riverview. The intense customer, commercial, and mission focus of the Westrock team has built a terrific business over the last 13 years, and now the Company is poised for a very promising future. The Westrock management team will be the largest equity owners in our Company, and my fellow shareholders in Riverview Acquisition Corp. and my partners in the PIPE investment are delighted to become part of the Westrock family.”

Westrock Coffee Investment Highlights

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Purpose-driven mission delivers measurable and sustained impact. Westrock Coffee was founded on the belief that growth is an inevitable byproduct of investments in infrastructure, farmer development, supply chain, product innovation, and technological advancement when combined with exceptional personal service. This growth provides smallholder farmers and their families in developing countries the ability to advance their quality of life and economic well-being.

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Proprietary, digitally traceable supply chain technology. Creation and management of a sustainable and digitally traceable supply chain from the original farmer transaction through the finished consumer packaged good is a cornerstone of Westrock Coffee’s differentiation.

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Large and growing total addressable market of $318 billion. The global coffee and tea market provides significant opportunity, including a TAM of $37 billion in Westrock Coffee’s traditional core business.

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Unparalleled customer value proposition. Leading brands choose Westrock Coffee because it is singularly positioned to meet their needs, while simultaneously driving a new standard for sustainably sourced products. Westrock Coffee provides a comprehensive product and service offering to its customers, including a full range of beverage concentrate and flavoring systems. In addition to great tasting, high quality beverage solutions, customers rely on Westrock Coffee for best-in-class product innovation, consumer insights, and customer service.

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Tenured, flagship customers with global operations. Westrock Coffee serves the largest and most iconic brands across multiple industries – the average tenure for Westrock Coffee’s top 20 customers, including businesses the Company has acquired since founding, is almost 20 years.

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Strong financial profile and growth trajectory. Westrock Coffee is a highly scalable platform that is gaining market share and delivering strong financial results – 2022 net revenue is estimated to grow to approximately $960 million, driving projected Adjusted EBITDA growth of approximately 60% to $75 million.

Transaction Overview

The transaction values the combined company at a pro forma enterprise value of approximately $1.086 billion at $10 per share, representing 1.1 times projected 2022 revenues and approximately 14.5 times projected 2022 Adjusted EBITDA.

As part of the transaction, Westrock Coffee will convert into a corporation and all of Westrock Coffee’s existing shareholders will roll 100% of their shares into the new Company and, assuming no redemptions from Riverview shareholders, will hold approximately 53% of the shares of the combined company on closing.

Assuming no redemptions from Riverview shareholders, the transaction will deliver approximately $500 million in gross cash proceeds to the combined company including $250 million in common stock PIPE commitments at $10 per share, funded by $60 million from R. Brad Martin, NFC Investments, LLC, and the other Riverview Acquisition Corp. founders, $25 million from Westrock Coffee founders, and $78 million each from HF Capital, the Haslam family investment office, and funds managed by Southeastern Asset Management.

In connection with the transactions, Westrock Coffee has secured a financing commitment from Wells Fargo for a $300 million Senior Secured Pro Rata Credit Facility to be entered into at closing, which will be used to re-finance the Company’s existing debt and fund its expansion plans.

The Boards of Directors of Westrock Coffee and Riverview have each unanimously approved this transaction. The transaction is subject to customary closing conditions, including approval of the shareholders of RVAC. The transaction is expected to close by the end of the third quarter of 2022.

Additional information about the proposed transaction, including a copy of the transaction agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by RVAC with the Securities and Exchange Commission (“SEC”) and will be available on the Riverview website at www.riverviewacquisition.com, the Westrock Coffee website at www.westrockcoffee.com/pages/investors and at the SEC’s website at http://www.sec.gov/.

Advisors
Stifel is serving as Lead Financial Advisor and Wells Fargo Securities, LLC is serving as Financial Advisor to Westrock Coffee. Stifel and Wells Fargo Securities, LLC are both serving as Capital Market Advisors to Westrock Coffee. Wachtell, Lipton, Rosen & Katz is acting as legal counsel to Westrock Coffee.

Stephens Inc. is serving as Financial and Capital Markets Advisor, and Cantor Fitzgerald & Co. is serving as Capital Markets Advisor to Riverview. King & Spalding LLP is acting as legal counsel to Riverview.

Investor Conference Call Information
Westrock Coffee and Riverview leadership will host a joint investor conference call to discuss the proposed transaction today, April 4th, 2022, at 7:30 AM ET. The conference call, as well as an associated investor presentation, can be accessed here, or on the Westrock Coffee investor relations website at www.westrockcoffee.com/pages/investors. Interested parties may also listen to the prepared remarks via telephone by dialing 1-844-512-2921, or for international callers, 1-412-317-6671 and entering pin number: 13728507. The telephone replay of the call will be available until Monday, April 11, 2022 at 11:59 PM ET, and a replay of the webcast will be archived on the investor relations website.

About Westrock Coffee Holdings, LLC
Westrock Coffee Holdings, LLC is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the U.S., providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to retail, food service and restaurant, convenience store and travel center, non-commercial account, CPG, and hospitality industries around the world. With offices in 10 countries, the company sources coffee and tea from 35 origin countries.

About Riverview Acquisition Corporation
Riverview Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Management is led by Chief Executive Officer R. Brad Martin, President Charles K. Slatery, and Chief Financial Officer Will Thompson.

Additional Information and Where to Find It
In connection with the proposed transaction, Westrock Coffee will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Riverview and a prospectus of Westrock Coffee, as well as other relevant documents concerning the proposed transaction.  INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Riverview stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Westrock Coffee and Riverview, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Riverview Acquisition Corp., 510 South Mendenhall Road, Suite 200, Memphis, TN 38117, (901) 767-5576.

Participants in Solicitation
Riverview and its directors and executive officers may be deemed participants in the solicitation of proxies from Riverview’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Riverview is contained in Riverview’s final prospectus related to its initial public offering dated August 5, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Riverview in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation
This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Westrock Coffee, Riverview, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Forward-Looking Statements
Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect, "should," "would," "plan," "predict,” "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of Westrock Coffee and Riverview, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Westrock Coffee and Riverview as of the date hereof and neither Westrock Coffee nor Riverview is under any duty to update any of the forward-looking statements after the date of this Presentation to conform these statements to actual results.  These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Westrock Coffee and Riverview as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Westrock Coffee and Riverview. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Riverview is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Westrock Coffee; risks related to the rollout of Westrock Coffee's business and the timing of expected business milestones; the effects of competition on Westrock Coffee's business; the amount of redemption requests made by Riverview's stockholders; the ability of Riverview or Westrock Coffee to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Riverview's final prospectus dated May 15, 2020 under the heading "Risk Factors," and other documents Riverview has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Riverview nor Westrock Coffee presently know, or that Riverview or Westrock Coffee currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Riverview's and Westrock Coffee's expectations, plans, or forecasts of future events and views as of the date of this communication. Riverview and Westrock Coffee anticipate that subsequent events and developments will cause Riverview's and Westrock Coffee's assessments to change. However, while Riverview and Westrock Coffee may elect to update these forward-looking statements at some point in the future, Riverview and Westrock Coffee specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Riverview's and Westrock Coffee's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Media:
ICR for Westrock: Westrock@icrinc.com

Investor Relations:
ICR for Westrock: WestrockIR@icrinc.com

Westrock CoffeeInvestor Presentation April 2022

GENERAL This presentation (“Presentation”) is being furnished for informational purposes only in connection with the announced proposed business combination transaction between Westrock Coffee Holdings, LLC (“Westrock” or the “Company”) and Riverview Acquisition Corp. (“Riverview”). This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential transaction between Westrock and Riverview or one or more of its affiliates (the "Potential Transaction") and for no other purpose. Neither the Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Potential Transaction, or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law, Riverview, Westrock and their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents disclaim any and all liability which may arise from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Riverview nor Westrock has independently verified the data obtained from these sources and no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any such third-party sources. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make an evaluation of Westrock or the Proposed Transaction. Viewers of this Presentation should each make their own evaluation of Westrock and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our "partners" or "partnerships" with governmental entities, Food & Beverage companies, universities or others do not denote thatour relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. FORWARD LOOKING STATEMENTS Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect, "should," "would," "plan," "predict,” "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on information available to Westrock and Riverview as of the date hereof and neither Westrock nor Riverview is under any duty to update any of the forward-looking statements after the date of this Presentation to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Westrock and Riverview as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Westrock and Riverview. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our registration statement / proxy are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the ProposedTransaction or that the approval of the requisite equity holders of Riverview or Westrock is not obtained; failure to realize the anticipated benefits of the Proposed Transaction; risks relating to the uncertainty of the projected financial information with respect to Westrock; risks related to the rollout of Westrock's business and the timing of expected business milestones; the effects of competition on Westrock's business; the amount of redemption requests made by Riverview's stockholders; the ability of Riverview or Westrock to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transaction or in the future; and those factors discussed in Riverview's final prospectus dated May 15, 2020 under the heading "Risk Factors," and other documents Riverview has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differmaterially from the results implied by these forward-looking statements. There may be additional risks that neither Riverview nor Westrock presently know, or that Riverview or Westrock currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Riverview's and Westrock's expectations, plans, or forecasts of future events and views as of the date of this Presentation. Riverview and Westrock anticipate that subsequent events and developments will cause Riverview's and Westrock's assessments to change. However, while Riverview and Westrock may elect to update these forward-looking statements at some point in the future, Riverview and Westrock specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Riverview's and Westrock's assessments as of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. PROJECTIONS Any financial projections, estimates or targets in this Presentation are forward-looking statements that are subject to significant uncertainties and contingencies, many of which are beyond Westrock's control. The assumptions and estimates underlying such projections, estimates or targets are inherently uncertain and are subject to uncertainties that couldcause actual results to differ materially from such projections, estimates or targets. To the extent forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. NON-GAAP FINANCIAL MEASURES The non-GAAP measures provided herein may not be directly comparable to similar measures used by other companies in Westrock’s industry, as other companies may define such measures differently. The non-GAAP measures presented herein are not measurements of financial performance under GAAP, and should not be considered as alternativesto, and should only be considered with, Westrock’s financial results in accordance with GAAP. Westrock and Riverview do not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in the Appendix. To the extent forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Disclaimer

Today’s Presenters CHRIS PLEDGER Chief Financial Officer Westrock Coffee Riverview Acquisition Corp. BRADMARTIN Chief Executive Officer& Chairman rbm venture company Saks, Inc. - Wikipedia SCOTT FORD Chief Executive Officer & Co-Founder Agaciro Fund Arvest Bank Finalizes Bear State Bank Acquisition, Transition Pilot Dealer in Lamar, CO | 708 North Main Street

AGENDA 4 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

A MISSION TO DO WELL BY DOING GOOD We aim tobe the world's most competitive and innovative provider of beverage solutions to the most distinguished brands in order to providesmallholder farmers and their families in developing countries the ability to advance their quality of life and economic status

Westrock Coffee’s History 2009 Westrock Coffee opens operations in Rwanda 2010 Westrock Coffee Roasting opens in Little Rock, AR 2018 First digitally traceable coffee container ships 2016 Westrock Coffee establishes transparent supply chain from Latin America 2014 Westrock Coffee acquires Falcon Coffees to expand sustainability into 20+ origins 2019 Westrock Coffee expands packaging facilities in Little Rock, AR First digital transaction on IBM Food Trust® 2021 Westrock Coffee expands operations in Malaysia 2020 Westrock Coffee publicly launches traceable technology platform –Farmer Direct Verified® Westrock Coffee acquires S&D Coffee & Tea, founded in 1927, to expand blue-chip customer base and social impact 2022 Westrock Coffee launches the nation’s largest roasting to Ready-To-Drink packaging facility

Westrock Coffee & Riverview Create a Market Leader Vertically integrated, sustainably focused coffee company providing digitally traceable coffee to the retail and branded hospitality industries. One of the world’s largest custom coffee and suppliers to restaurants and convenience stores in the U.S. and a leading producer of liquid extracts. Deep bench of directors with significant public company experience in food and beverage, supply chain and accounting sectors. SPAC with $250M cash in trust and a fully committed $250M PIPE from a select group of long-term investors. Leading intergrated coffee, tea, flavors, extracts, and ingredients solutions provider to the world’s most iconic and transformative brands.

Uniquely Situated Product and Service Offering Beverage Solutions Sustainable Sourcing & Traceability (SS&T) Coffee & Tea Flavors, Extracts & Ingredients(FE&I) •Comprehensive product and serviceoffering to the retail, C-Store, travel centers, foodservice, non-commercial, and CPG industries. •Coffee products includeroasted coffee in a variety of finished good packagings including: whole bean, fractional packs, retail bags, and single serve cups. •Tea productsinclude iced tea, hot tea, and specialty herbal tea. Packaging formats include filter packs, tea bags, and pyramid sachets. •A full range of beverage concentrate and flavoring systems of branded and private label goods. •Products include concentrates for ready-to-drink beverages, ice creams, sauces, and baked goods. •Finished good formats currently include bulk and plastic bottles. Planned expansions are expected to extend our offering to cans, glass bottles, and bag-in-a-box. •Creation and management ofa sustainableand digitallytraceable supply chain from the original farmer transaction through the finished good consumer package is the bedrock of our differentiation. •50+ professionals operating in 10 countries around the globe coordinate the physical delivery of these traceable products to Westrock Coffee and hundreds of other customers. Rwanda Trading Company, Kigali (Umujyi Wa Kigali) Villa Rica Golden Coffee

Westrock Coffee is differentiated not only by its mission but also in the way it goes to market Westrock Coffee Company While Westrock Coffee helps customers manage their commodity price risk, customers alone bear their own exposure. IMPORT EXPORT ROAST PACKAGE DELIVER HARVEST Westrock Coffee supplies the world’s most iconic brands with the world’s most transformative coffee, tea, and extract products. Westrock Coffee provides coffee sourcing and financing, digitally traceable supply chain management, product innovation, roasting, packaging, and distribution services.

Westrock Coffee By The Numbers

$960M 2022E Net Sales	**$75M** 2022E Adjusted EBITDA	**$123M** 2024E Adjusted EBITDA
1.5M Farmer Partners from **35** Countries(1)	Westrock Coffee provides over **20M** Cups of Coffee Daily(1)	**#1** Coffee Supplier to U.S. Restaurants(2) **#1** Tea Supplier to U.S. Restaurants(3) **#2** Coffee Extract Supplier in Ready-to-Drink Coffee(4)
We Supply **~88%** of our Foodservice Customers' Stores in the U.S. and **<1%** Internationally(1)	**8** Manufacturing Facilities **1M+** sq ft	**1,200** Employees with Operations in **10** Countries

(1) WCC Management.
(2) Westrock Coffee is the top provider of coffee to restaurant chains in the U.S. with at least 100 outlets and that currently sell coffee, based on total share of outlets serviced // Global Data Foodservice Intelligence Center, Technomic Ignite Menu & Company, WCC Management.
(3) Westrock Coffee is the top provider of tea to restaurant chains in the U.S. with at least 100 outlets that currently sell tea, excluding outlets that sell only retail-branded tea, based on total share of outlets serviced. // Global Data Foodservice Intelligence Center, Technomic Ignite Menu & Company, WCC Management.
(4) Multi-Outlet + Convenience, RTD Coffee Category + RFG Ready-To-Drink Coffee Category IRI, 52wk ending 3.20.22.

10

WESTROCK COFFEE

Compelling Investment Highlights

Proven Management Team Is The Largest Equity Owner ERIC CHIN Chief Information Officer BOB MCKINNEY Chief Legal Officer PLEDGER Chief Financial Officer SCOTT FORD Chief Executive Officer & Co-founder CJ DUVALL Chief Human Resource Officer Experience WILL FORD Group President Of Operations Leadership KYLE NEWKIRK EVP Product Innovation & FE&I SAM FORD EVP Of Business Analytics & Client Experience Circumference Group - Crunchbase Investor Profile & Investments Home - Falcon Coffees RTC Logo JOE FORD Chairman & Co-founder Alltel - Wikipedia Alltel - Wikipedia Alltel - Wikipedia Dial - Skin & Beauty Care - Henkel Duke Energy - Wikipedia Eltek Systems Beverly Enterprises Logo PNG Transparent & SVG Vector - Freebie Supply EnPro Unveils New Global Brand in Recognition of Business Portfolio Transformation | Business Wire ELIZABETH MCLAUGHLIN EVP Of Sales MATT SMITH EVP Supply Chain, Sustainability, & Quality Home - Falcon Coffees RTC Logo

Purpose Driven Mission Delivers Measurable Impact

Westrock Coffee was founded on the belief that growth is an inevitable byproduct of investments in infrastructure, farmer development, supply chain, product innovation, and technological advancement. This belief is expressed through the way we interact with our community, the environment, and the farmers we serve.

$6.5M[1]
In sustainability premiums paid directly to farmers

100%
Responsibly sourced coffee and tea by 2025

5M TREES[2]
Distributed within Westrock Coffee's supply chain by 2025

900K+ ACRES[4]
Farmed by Westrock Coffee's farmer partners globally

106K[3]
Farmers have been trained over the last decade

2M+ TONS[4]
Of carbon sequestered by Westrock Coffee's supply chains annually

CASE STUDY: RWANDA 2014 – 2018 GIKOMERO COMMUNITY FARMER GROUP



250%
200%
150%
100%
50%
0%
(50%)
2014
2015
2016
2017
2018
Coffee Revenue Per Farmer
Coffee Futures Price

The chart tracks farm performance for 1,854 farmers who completed Westrock Coffee's training program. These farmers are concentrated in a difficult growing region and historically experienced below average baseline production.

Source: WCC Management, Company-conducted study.
(1) For the period 2015 to 2021.
(2) For the period 2021 to 2025.
(3) For the period 2013 to 2021.
(4) For the calendar year 2021.

13

Proprietary, Digitally Traceable Technology

A fundamental pillar of Westrock Coffee

Westrock Coffee utilizes the IBM Food Trust® blockchain platform, and other proprietary technologies to link anonymous, disjointed supply chains into transparent, connected systems.

Our platform gives our customers visibility into every step of their supply chain, and allows their customers to see the actionable results of their purchase, with the scan of a QR Code.

Through economic empowerment and environmental accountability, Westrock Coffee directly impacts and improves the lives of the farmers from whom we source coffee and tea.



01 | HARVEST
Farmer transaction (name, date, price)
02 | EXPORT
Coffee milling, exporting, and ocean freight data
03 | IMPORT
Import clearing and delivery to final warehouse
04 | ROAST
Roasting facility delivery and roasting data
05 | PACKAGE
Customer purchase order and packaging data
06 | DELIVER
Traceability data uploaded to customer portals for finished goods items
50
Unique data points collected and monitored from farmer to finished product

WESTROCK COFFEE

14

Large & Growing Global Market Presents Significant Addressable Opportunity

1 $318 billion wholesale global coffee and tea market forecasted to grow at 6% CAGR

$318B[1] Global Coffee & Tea Market Size

2 Generational shift to Millennials and Generation Z which are prioritizing cold coffee and sustainability

Millennial and Generation Z Demographic[2]	Younger coffee drinkers that prefer to drink cold / RTD coffee compared to hot coffee[3][4]
131M	51%

3 Consumers preferences have migrated from Regular Brewed Coffee to Non-Traditional Coffee

Cold brew menu penetration 5-yr CAGR trend[5]	FE&I Forecasted Sales Growth[6]
+31%	+55%

4 Westrock Coffee's traditional core business has an addressable market of $37 billion today

$37B[7] Total Addressable Market

(1) WCC Management, GlobalData, Consumer Intelligence Center, Market Analyzers, Core Market Sizing: Segment Insights Report 2021. // (2) Global Data, Consumer Intelligence Center, Macroeconomic Data, Demographics Report, 2021. // (3) Younger coffee drinkers represent Millennials and Generation Z. // (4) Mintel Group, Coffee and RTD Coffee US 2021; LightSpeed Consumer Data May 2021. // (5) Datassentials SNAP 2022, MenuTrends. // (6) Represents Westrock Coffee 2022E–2024E expected sales CAGR for FE&I Business. // (7) WCC Management, Global Data, Consumer Intelligence Center, Market Analyzers, Core Market Sizing: Segment Insights Report, Foodservice Intelligence Center, Product By Channel Report 2021.

WESTROCK COFFEE

15

.25-person world class innovation team with branded consumer packaged goods and FE&I experience in Consumer Insights, R&D and Engineering. .Customer-centric approach that begins with specific consumer insights and product design that delivers enhanced profitability across the value chain. Global Scale Traceable Technologies Innovation Comprehensive Product Portfolio Unparalleled Customer Value Proposition Leading brands choose Westrock Coffee because it is singularly positioned to meet their needs, while simultaneously driving a new standard for sustainably sourced products .We operate 8 key facilities that support our Coffee & Tea and Flavors, Extracts and Ingredients business, with a combined 1M+ square feet of production capacity. .We have on the ground operations in 10 countries to support our international growth. .Proprietary digital traceable technology. .Capacity to collect and analyze data points from farmer partners. .Enables fair payment, location, and community risk identification for farmers. .Consumer insights, Omni-channel product marketing, and product development resources integrated into the strategic planning process. .Enables continuous product introductions that build our product portfolio.

As the “Brand Behind the Brands”we supply the largest and most recognizable names across the retail, restaurant, convenience store, travel center, non-commercial and CPG channels with your favorite coffee, tea, and extract-based beverages. The average tenure for our top 20 customers is 19+ years.(1) No customer represents more than 10% of Net Sales.(2) 13 of the of Top 25 QSRs in the US 55K+ QSR Locations Served 13 of the Top 25 C-Stores in the US 13K+ C-Store Locations Served 3 of the Top 5 Retailers in the US 3of the Top 10 Food Distributors in the US 5K+ Retail Locations Served 100K+ Customer Locations Served Tenured, Flagship Customers with Global Operations (1) As of 12/31/2021. // (2) In fiscal year 2021.// (3) National Retail Federation, 2021. // (4) WCC Management, QSR Magazine 2021. // (5) CSNEWS, 2021. // (6) WCC Management, Abasto. // (7) WCC Management. (3) (4) (5) (6) (7) (4) (5) (4) (5)

Compelling Investment Opportunity: Two Macro Tailwinds Combined with New Retail Entrants & Capacity Shortages (1)Mintel Group, Coffee and RTD Coffee US 2021; LightSpeed Consumer Data May 2021.

 >30% Of Millennials Prefer Cold Brew/RTD(1) Generational Shift from Hot Coffee to Cold Brew/RTD Shifts in consumer behavior accelerated the growth of new categories (ex. Ghost kitchens, RTD preferences) New Entrants Retailers Sprinting to Become Relevant in New Trends Restaurants, convenience stores, and retailers expanding product portfolios to include cans and bottles. Exponential Demand Growth Exposes Capacity Shortages COVID Concerns Accelerated Shift from Beverage Counter to Single Serve No one is filling the gap: •PE-backed companies often lack liquidity for CapEx required •Dairy co-ops are often capital constrained •Conglomerates often focus on other core competencies Westrock Coffee is filling the gap and capitalizing on this once-in-a-lifetime investment opportunity by expanding its FE&I capabilities Consumer preferences shifting away from Hot Coffee and the lack of supply capacity are generating a unique opportunity for Westrock Coffee Flavors, Extracts, and Ingredients Business Poised for Dynamic Growth… Generation: (1)Technomic, Away From Home Beverage Navigator 2021. (2)Mintel Group, Coffee and RTD Coffee US 2021; LightSpeed Consumer Data May 2021. (3)Mintel Group, Foodservice Coffee and Tea Report US 2021; represents change in respondents % from 2019 to 2021.

…Due to Disruptive Product Innovation and Industry Shortages

Westrock Coffee's customer value proposition enables the company to develop successful beverage solutions roadmaps, to provide product innovation, and to grow for its customers

Product Innovation Process

Strategy/Insights

- ✓ Identify key white space opportunities
- ✓ Insights-based innovation and sales approach

Ideation

- ✓ Strategic cross-functional ideation
- ✓ Concepting & validation of the product

Commercialization

- ✓ Develop brand, price, promotion
- ✓ Source/manufacture product

Adoption

- ✓ Product implementation
- ✓ Beverage menu strategy deployment

RTD Coffee Unit Sales by Packaging Type

(Reflects National Brands at Retail only)



'20 – '25 CAGR
1,579
+14%
808
761
+14%
551
+14%
441
390
334
282
50
2015
2020
2025
Glass Bottle
Plastic Bottle
Can

- ✓ 60% of consumers are more likely to purchase takeout food today vs. pre-COVID-19
- ✓ 77% of consumers plan to maintain their off-premise food consumption

Source: Global Data, Customer Intelligence Center, Market Analyzers.

WESTROCK COFFEE

20

New FE&I Facility –Conway, AR 800 million Single Serve Cups 10 million Gallons of Juice BIBs 4 million Gallons of Coffee BIBs 140 million Glass Bottles 700 million Cans 3 million Gallons of Bulk 100 million Pounds of Coffee Roasting Potential Capacity After Buildout(1) (1)Westrock Coffee is in the engineering and design phase of its FE&I facility buildout. The packaging format and associated capacity shown provide an example of what is possible when the facility is fully built out. The actual buildout will vary based on a variety of factors including customer demand, volume commitments, and margin consideration. In 2021, we purchased a 524k square foot manufacturing facility with the intent to build out the capacity and capabilities needed to meet our customer demand. The facility is currently in the engineering and design phase, and we are in active discussions with prospective customers related to price, terms, volume and commitments.

21% CAGR(2) Net Sales Adjusted EBITDA(1) ($ in millions) Strong Financial Profile & Growth Trajectory ($ in millions) 38% CAGR(2) (1)See Appendix for Adjusted EBITDA GAAP Reconciliation. (2)CAGR represents compounded annual growth ratefor years 2021A-2024E. (3)Excludes intercompany sales. (4)Coffee & Tea includes Allied & Others products. (5)Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials. (5) (5) AdjustedEBITDAMargin ’21A-’24E CAGR SS&T(3) Coffee & Tea(4) FE&I

23 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Growth Initiatives Expand Our Customer Base Demonstrated ability to win new customers through insights-driven, product development-led sales cycle New Customer Pipeline 100+ Targets $1.2B+ Sales Acquisitions Can be Used to Accelerate: 50+ Targets $5B+ Sales Proven ability to execute and integrate accretive M&A Highly Active M&A Pipeline Expand Our Product Offering Rapidly growing market that is aligned with generational and lifestyle trends Industry leader to our partners allowing them to capitalize on this market shift Geographic Expansion Current customers are asking for our international expansion Accelerated Expansion Opportunities EU MENA Southeast Asia China Japan UK Note: Customer & M&A Pipelines are WCC Management estimates.

Expand Our Product Offering WestrockCoffee has demonstrated its capability to create innovative products for consumers’ changing preferences and deliver to its customers in whatever packaging format they need Liquid Coffee & Beverage Concentrates Roasted Coffee Tea Tote Drum Bag-in-Box (BIB) Retail and Foodservice Bottles Cup Build & Bulk Batch 48 oz.-Plastic 13.9 oz.-Glass Ready to Drink (RTD) 9 oz.-Slim 11 oz.-Slim 15 oz.-”Tall Boy” Retail Bags Fractional Packs Bulk Whole Bean Single Serve Open Brew FS Filter Pack Retail Pyramid Tea Bags

2

Expand Our Customer Base

Westrock Coffee is the sole coffee provider to more than 80% of its top 20 customers creating the opportunity to cross-sell FE&I products and to drive customer success[1]

Existing customers provide opportunity to cross-sell FE&I products and expand internationally[2]



3%
3%
93%
10%
57%
33%
37%
47%
17%
Domestic - Coffee
Domestic - Extracts
International - Coffee
Current Customers
Currently Pursuing
Non Addressable

Westrock Coffee's compelling customer value proposition and innovation process leads to long customer tenures[2]



17%
17%
30%
37%
1 - 4 Years
5 - 9 Years
10 - 14 Years
15 - 42 Years

Market participants value Westrock Coffee's innovation and manufacturing capabilities



Strategy / Insights
Ideation
Commercialization
Adoption

(1) WCC Management.
(2) WCC Management estimates, represent analysis for top 30 customers as of 12/31/2021.

26

Global customers are calling for Westrock Coffee’s international expansion Geographic Expansion Current Markets Served USA Canada Mexico Benin Singapore Malaysia South Korea Pakistan UK Accelerated Expansion Opportunity UK EU MENA China Japan Southeast Asia UK USA MEXICO CANADA MENA JAPAN EU CHINA SOUTHEAST ASIA Represents locations where Westrock Coffee has operations Represents locations where Westrock Coffee has co-packing plants EUROPE $11B NORTH AMERICA $8B APAC $14B MENA $2B REST OF WORLD $2B Market Opportunity: Source: WCC Management, Global Data and Mintel Group, Coffee and RTD Coffee US 2021.

M&A | Proven Acquisition Platform 1996 2007 AT START 0.6MILLION Wirelesssubscribers $0.4BILLION Inwirelessrevenues $5.6BILLION MarketCapforAlltelCorporation 19% Compounded annual return for shareholders vs. ~9% for S&P 500 5X Increase in # of states served #1 Industry leading Adjusted EBITDA margins 20X Increase in number of customers 29% Revenue CAGR +11% Adjusted EBITDA margin growth YoY in 2021A in the Beverage Solutions segment Highly Accretive Acquisitions Driven by cost discipline, manufacturing efficiencies and ability to integrate new systems sdcoffeetea.com/wp-content/themes/sdcoffee/imag... (2014) (2020) 100+ Acquisitions Management has a proven track record of successful M&A execution and integration Alltel - Wikipedia Source: WCC Management, S&P 500, SEC Public Filings.

29 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Financial Summary ($ in millions) Adjusted EBITDA (’20A –’24E)(1) ($ in millions) Net Sales (’20A –’24E) 21% CAGR Single serve cup volumes growth and expansion of FE&I drive long-term Adjusted EBITDA growth and margin expansion 38% CAGR (4) (3) Consolidated 38% Beverage Solutions 42% Adjusted EBITDA CAGR ’21A –’24E(2) Adjusted EBITDA Margin 2022E(2) Beverage Solutions Consolidated 8% 10% Source: WCC Management (1)See Appendix for Adjusted EBITDA GAAP reconciliation. (2)Adjusted EBITDA CAGR represents compounded annual growth rate. Adjusted EBITDA Margin calculated as Adjusted EBITDA over Net Sales. (3)Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials. (4)Excludes intercompany sales. (3)

Historical & Projected Financials ($ in millions) 2020A (2) 2021A 2022E 2023E 2024E Revenues, net Beverage Solutions Sustainable Sourcing & Traceability (1) Total Revenues, net Revenue Growth Beverage Solutions Sustainable Sourcing & Traceability Total Revenue Growth Adjusted EBITDA Beverage Solutions Sustainable Sourcing & Traceability Total Adjusted EBITDA Adjusted EBITDA Margin Beverage Solutions Sustainable Sourcing & Tracability Total Adjusted EBITDA Margin CapEx Base Business FE&I Expansion Total CapEx $424.9 $551.0 $721.3 $813.8 $994.3 125.9 147.1 239.1 246.0 253.4 $550.8 $698.1 $960.4 $1,059.9 $1,247.7 27.7% 30.9% 12.8% 22.2% 16.8% 62.5% 2.9% 3.0% 26.7% 37.6% 10.4% 17.7% $28.8 $41.5 $69.5 $82.5 $117.5 4.8 5.7 5.5 5.6 5.8 $33.6 $47.2 $75.0 $88.1 $123.3 6.8% 7.5% 9.6% 10.1% 11.8% 3.8% 3.9% 2.3% 2.3% 2.3% 6.1% 6.8% 7.8% 8.3% 9.9% $19.5 $15.1 $26.0 $12.2 $13.2 0.0 10.0 61.7 87.7 42.1 $19.5 $25.1 $87.7 $99.9 $55.3 (1) (1)Excludes intercompany sales. (2)Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials. (2) RTC Factory-282 Smaller copy.jpg 32 Text Description automatically generated with low confidence

01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Transaction Overview

- Riverview has proposed to enter into a business combination with Westrock Coffee.
- Pro forma enterprise value of ~$1,086mm (14.5x 2022E Adjusted EBITDA). Existing shareholders rollover shares in Westrock expected to be valued at ~$369mm and 23.8mm preferred roll over shares in Westrock expected to be valued at ~$273mm.
- Westrock will enter into a $300mm fully committed cash flow credit facility allowing for ample liquidity and flexibility as the company pursues its strategic and financial objectives.
- The transaction is expected to close in Q3 2022, and it is anticipated that the post-closing company will retain the Westrock name and be listed on the NASDAQ under the ticker symbol WEST.

Pro Forma Valuation(1)

($ in millions, except per share values)

	Pro Forma Transaction
Share Price	$10.0
Pro Forma Shares Outstanding	93.1(2)
Total Common Equity Value	**$931.3**
Liquidation Preference	$11.5
Pro Forma Shares Outstanding	23.8(2)
Total Pref. Equity Value	**$273.1**
Total Equity	**$1,204.4**
Pro Forma Debt	185.4(2)
Pro Forma Cash	(306.9)(2)
Pro Forma Noncontrolling Interest	2.6
Pro Forma Enterprise Value	**$1,085.6**

Sources & Uses(1)

($ in millions)

Sources	
SPAC Cash in Trust	$250(3)
PIPE	250
New $150M Revolver	-
New Term Loan A	150
Equity to Preferred Holders	273(4)
Rollover Common Equity	369
Sponsor Promote	63
Noncontrolling Interest Rollover	3
Total	**$1,357**

Uses	
Cash to B/S	$305
Debt Paydown	311
Equity to Preferred Holders	273 (4)
Rollover Common Equity	369
Sponsor Promote	63
Est. Transaction Fees & Expenses	34 (5)
Noncontrolling Interest Rollover	3
Total	**$1,357**

Pro Forma Ownership



Riverview Promote
5%
Riverview Common Shareholders
21%
Westrock Common Shareholders
32%
Westrock Preferred Shareholders
20%
PIPE Common Shareholders
21%

(1) As part of the transaction holders of Common Equivalent Preferred units ("CEP") units may elect to convert into common stock or preferred stock of the Company The Company expects the Common Equivalent Preferred unitholders will be entitled to a liquidation preference of approximately $273mm. // (2) Pro forma share count includes 25.0mm Riverview Acquisition Corp. public shares, 6.3mm Riverview Acquisition Corp. founder shares, 12.5mm Riverview Acquisition Corp. public warrants and 7.4mm Riverview Acquisition Corp private warrants that Westrock Coffee will assume and remain outstanding, 25.0mm PIPE shares, 23.8mm preferred shares, and 38.9mm rollover shares issued to Westrock Coffee's existing equity holders. Pro forma shares exclude the potentially dilutive impact of 1.7mm time-vested options, 1.7mm MOIC options and 0.4mm RSUs which are outstanding as of 02/28/2022. Pro forma cash and debt figures calculated as of 06/30/2022E, includes $150mm debt refinancing. // (3) Assumes 0% redemption of public shares. // (4) Represents the value of the Company's preferred stock at its liquidation preference. //
(5) The Company will incur additional expenses associated with its debt refinancing and other aspects of the transaction.

WESTROCK COFFEE

33

Defining the Opportunity Set .Coffee & tea providers with value-added capabilities .Product portfolio tailored to meet consumer trends & preferences .Scaled players with global reach .Strong customer following & engagement .Integrated specialty manufacturers of value-added ingredients .Diversified revenue mix .Blue-chip customer base .Unique positioning in an attractive, high growth industry Nestle Logo, history, meaning, symbol, PNG (1)Denotes 2022E -2024E Projected Adjusted EBITDA CAGR for Westrock Coffee.

Growth Benchmarking Revenue CAGR (2022E –2024E) JDE Peet's successfully prices inaugural EUR 2 billion We welcome Treatt as a SAI Platform member — SAI Platform Adjusted EBITDA CAGR (2022E –2024E) We welcome Treatt as a SAI Platform member — SAI Platform Nestle Logo, history, meaning, symbol, PNG Nestle Logo, history, meaning, symbol, PNG JDE Peet's successfully prices inaugural EUR 2 billion Home | Dutch Bros Home | Dutch Bros Source: WCC Management, SEC Public Filings, FactSet as of March 31, 2022.

Valuation Benchmarking EV / 2022E Adjusted EBITDA EV / 2023E Adjusted EBITDA We welcome Treatt as a SAI Platform member — SAI Platform We welcome Treatt as a SAI Platform member — SAI Platform Nestle Logo, history, meaning, symbol, PNG Nestle Logo, history, meaning, symbol, PNG Home | Dutch Bros Home | Dutch Bros JDE Peet's successfully prices inaugural EUR 2 billion JDE Peet's successfully prices inaugural EUR 2 billion Source: WCC Management, SEC Public Filings, FactSet as of March 31, 2022. RTC Washing Station-158. 37

01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Today, WestrockCoffee is uniquely positioned to sustainably meet global blue-chip company coffee, tea, and extract demand, while improving the lives of farmers around the world. Now is the company’s opportunity to scale its business and amplify its economic,s ocial, and environmental impact. THE OPPORTUNITY TO ACCELERATETHE COMPANY’S GROWTH IS NOW 38

39 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Financial Model Assumptions (2) •Included in this presentation are the Company’s estimates of its financial performance for fiscal years 2022 through 2024 (the “Financial Projections”), based on information known as of the date of this presentation. These projections were prepared by the Company’s management as a part of its long-range planning process, and to provide current and potential investors the Company’s expectations of projected financial performance for their use in evaluating the transaction described in this presentation. •The underlying assumptions on which the Financial Projections are based require significant judgment. As a result, there can be no assurance that the Financial Projections will be an accurate prediction of future results. Key estimates and assumptions underlying the Financial Projections include: o Revenue Growth Rates –Coffee & Tea and FE&I growth rates are based on the Company’s pre-COVID (2019 and prior) and 2021 historical growth rates, adjusted for other variables, such as expectations regarding new product offerings, new customer wins, and changes in existing customer demand. The Company’s fiscal year 2022 forecast reflects the Company’s expectations about (i) sales growth, organically and via continued COVID abatement, (ii) new customer wins; (iii) improvements in customer contract terms, and (iv) operational and production efficiencies. o Operational and Manufacturing Efficiencies –The Company expects increased profitability through the continued scaling of its operational and manufacturing cost structure over increased volumes and its ability to purchase higher volumes of materials at lower unit costs. o Impacts of New FE&I Facility –During 2021 the Company purchased a 524,000 square foot facility that it intends to build out based on customer demand. The Financial Projections reflect management’s estimates of the potential capacity, packaging formats and timing of bringing the facility on-line. Currently, management expects the facility to be revenue generating in late 2023, with production ramping during 2024. •The Company believes that its operating history provides a reasonable basis of the estimates and assumptions underlying the Financial Projections. Changes in these estimates or assumptions, including assumptions regarding the timing of COVID abating, expectations regarding new product offerings, new customer wins and/or changes in the design, capacity or customer demand for our new FE&I facility could materially affect our Financial Projections. •As of the date of this presentation, the Financial Projections contained herein continue to represent management’s expectations regarding the Company’s expected future financial performance. Financial Projections

Non-GAAP Reconciliation Adjusted EBITDA Reconciliation(1)(2) ($ in millions) (1)See Non-GAAP Financial Measures on slide 42 in the Appendix. (2)Amounts may not foot due to rounding. Figures based on Company’s Credit Agreement methodology. (3)Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials. (3) (3) (3)

Non-GAAP Financial Measures Description of Financial Measures We refer to EBITDA and Adjusted EBITDA in our analysis of our results of operations, which are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). While we believe that net (loss) income, as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA and Adjusted EBITDA are important non-GAAP supplemental measures of operating performance as they contribute to a meaningful evaluation of the Company’s future operating performance and comparisons to the Company's past operating performance. Additionally, we use the non-GAAP financial measure in evaluating the performance of our segments, to make operational and financial decisions and in our budgeting and planning process. The Company believes that providing the non-GAAP financial measure to investors helps investors evaluate the Company’s operating performance, profitability and business trends in a way that is consistent with how management evaluates such performance. We define EBITDA as net (loss) income, as defined by GAAP, before interest expense, provision for income taxes and depreciation and amortization.We define Adjusted EBITDA as EBITDA before equity-based compensation expense and the impact, which may reoccur , of acquisition, restructuring and integration related costs, including management services and consulting agreements entered into in connection with the acquisition of S&D, impairment charges, non-cash mark-to-market adjustments, certain costs specifically excluded from the calculation of Adjusted EBITDA under our material debt agreements, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, gains or losses on dispositions, and other similar or infrequent items (although we may not have had such charges in the periods presented). We believe EBITDA and Adjusted EBITDA are important supplemental measures to net (loss) income because they provide additional information to evaluate our operating performance on an unleveraged basis. In addition, EBITDA is calculated similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants. Since EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, they should be viewed in addition to, and not be considered as alternativesfor, net (loss) income determined in accordance with GAAP. Further, our computations of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies that define EBITDA and Adjusted EBITDA differently than we do.

Westrock Coffee Holdings, LLC Business Combination with Riverview Acquisition Corporation
Deal Announcement Investor Conference Call Transcript
April 4, 2022

Operator

Hello and welcome to the Westrock Coffee Holdings, LLC and Riverview Acquisition Corp. transaction conference call. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Riverview and may be accessed on the SEC’s website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on Riverview Acquisition’s website at Riverviewacquisitioncorp.com and on the Westrock Coffee website at Westrockcoffee.com. The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on Riverview’s and Westrock Coffee’s website, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call including for a reconciliation of non-GAAP metrics. In particular, this call contains forward-looking statements that are subject to risks and uncertainties. In addition, further information about us and the proposed transaction will be contained in filings with the SEC, and we encourage you to read those carefully. For everyone on the call, Riverview and Westrock Coffee will not be fielding questions today.  Hosting today’s call from Riverview is Brad Martin, Chairman and CEO, and from Westrock Coffee are Scott Ford, CEO and Co-Founder, and Chris Pledger, CFO.

I will now turn the call over to Mr. Brad Martin. Please go ahead.

Brad Martin – Chairman and CEO of Riverview Acquisition Corporation

Thank you operator, and thanks to all of you for joining us today. I am Brad Martin, the Chairman and CEO of Riverview Acquisition Corporation, and I am delighted to announce this transaction between Riverview and Westrock Coffee.

When we launched the Riverview IPO last August, I told our prospective investors that our goal was to find a merger partner in an attractive business with tangible growth prospects in which we could invest, one that had a solid market position with competitive strengths, and also one that was led by an experienced, public company-ready management team that has demonstrated a commitment to maximizing value while operating with the highest level of integrity.  After an extensive process in which we reviewed a number of opportunities, I am confident that we have achieved our objective with the proposed business combination between Riverview and Westrock Coffee.

Westrock Coffee is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider to many of the world’s most iconic and transformative brands. Among the characteristics which differentiate Westrock in this massive market are its management of a proprietary digital technology stack, which gives customers visibility into every step of its supply chain.  From its very beginning, Westrock has followed a purpose-driven mission to improve the lives of farmers who produce the beans on which this industry relies.

Westrock has an outstanding management team led by its CEO and Co-Founder, Scott Ford.  Scott is the former CEO of Alltel, an enterprise that his father and he built, and led for decades, and while doing so, they created very significant shareholder value.  I’ve long admired the Ford family, and because of my respect for them, I approached Scott about the possibility of Westrock partnering with Riverview.  With its intense customer, commercial, and mission focus, this Westrock team has built a terrific business over the past 13 years and the company is now poised for a very promising future.  Upon completion of the merger, the Westrock management team will be the largest equity owners in our company, and my fellow shareholders in Riverview and my partners in the PIPE investment are delighted to become part of the Westrock Coffee family.

The merger values Westrock at an enterprise value of approximately $1.086 billion at $10 per share, that represents approximately fourteen and a half times Westrock’s projected 2022 adjusted EBITDA. Assuming no redemptions from Riverview shareholders, the transaction will deliver approximately $500 million in gross cash proceeds to the combined company, and Westrock Coffee’s existing shareholders, none of whom are selling a share, will own approximately 53% of the shares of the combined company upon closing.  The transaction includes a committed $250 million common stock PIPE investment, again at $10 per share, in which members of our sponsor group at Riverview and I have committed $60 million. The founders of Westrock Coffee have committed an additional $25 million to the PIPE.  And we have also received commitments of $78 million dollars each from HF Capital, the Haslam Family Investment Office, and from funds managed by Southeastern Asset Management Company.  Additionally, Westrock Coffee has entered into a financing commitment from Wells Fargo Bank to provide a $300 million Senior Secured Credit Facility which will include a $150 million term and a $150 million revolving loan commitment.  The term loan will be fully funded at closing and the revolver is expected to be largely undrawn at that time.

This combination of the private investment we are making in the company, the new $300 million credit facility and the opportunity for participation by Riverview Acquisition shareholders, provides a very solid financial foundation to pursue the Westrock growth strategy.  To share that strategy with you I’ll turn it over to Scott Ford, CEO and Co-Founder of Westrock.

Scott?

Scott Ford – CEO and Co-Founder of Westrock Coffee Company, LLC

Thank you, Brad.  I am excited to be here today to introduce you to Westrock Coffee Company.  We are a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider to the world’s most iconic and transformative brands.  We operate a business-to-business model as “the brand behind the brands” in order to provide smallholder farmers and their families in developing countries the ability to advance their quality of life and economic well-being.

We started Westrock Coffee in 2009 when we saw the need for coffee farmers to earn a living wage and realized that a new business model for the industry could enable this outcome while being self-sustaining and un-reliant on the vagaries of charity or consumer price premiums.  We are commercial operators who understand that competitive and transparent pricing, efficient operations, and cost discipline - coupled with agricultural best practices - have the power to transform the lives of millions of people who today, sometimes struggle to properly care for, feed, and educate their children.

This duality of purpose, where we are in effect commercial warriors in pursuit of the empowerment of farmers at the beginning of global food supply chains, is the common bond that our team – and our investors - rally around daily.  We realize that we must be supremely competitive when we offer our products and services in order to create demand pull for our partner farmers, many of whom are women in developing countries.  We summarize this duality of purpose simply as “when we win, she wins”.

What began as something of a personal mission, is today the nation’s largest supplier of coffee, tea, and liquid extracts to the retail, restaurant and food service, convenience store and travel center, non-commercial accounts, and hospitality industries.  Our coffee products include roasted and ground coffee in a variety of finished good packaging formats from fractional packs to retail bags to single serve cups.  Our tea products include iced tea, hot tea, and specialty herbal teas with packaging formats ranging from loose-leaf, filter packs, tea bags, to pyramid sachets.  And our liquid extract products include a full range of beverage concentrates and flavoring systems for both branded and private label customers.  These products include concentrates for ready-to-drink beverages, ice creams, shakes, sauces, baked goods in various finished good formats that will soon be expanded to everything from bulk containers, to multi-use plastic bottles, to cans, to glass bottles, and BIBs.

We offer these products in order to meet the demanding needs of our global clients in a fashion that we can all be proud of, where each party in the value chain prospers and is accounted for, and where the impact at origin of these economic transactions is maximized and consistent.

Now, I have provided the background on our mission and our ethos, I want to walk you through our compelling investment opportunity.

First, we are a proven management team with decades of experience with highly successful companies such as Alltel, Tyson Foods, Coca-Cola, General Mills and Hershey, with a long track record of creating value both through organic growth and via acquisitions.

We have a purpose driven mission, which is delivering a measurable and sustained impact.  We are founded on the belief that growth is an inevitable byproduct of investments in infrastructure, farmer development, supply chains, product innovation, and technological advancement when combined with exceptional personal service.

We have a truly unique business model, as we have what we believe is still the only fully digitally traceable technology system in the coffee industry globally.  We utilize our proprietary systems and other traceability technologies to give our customers visibility into every step of their supply chains.

Importantly, we are in a large and growing addressable market with significant opportunities to increase sales.  The wholesale global coffee and tea market is estimated to be $318 billion, this is expanding at a 6% compounded annual growth rate.  Our traditional core business has a total addressable market of $37 billion today, which we expect will expand significantly over the near-term.  Driving this growth is a generational shift of Millennials and Gen-Zs, who are prioritizing cold coffee and sustainability, over hot, black, anonymously sourced coffee.

We bring an unparalleled customer value proposition to our global customers powered by world-class market insights and product innovation teams, global production scale, digitally traceable supply chain technologies, and a comprehensive product portfolio.

As the “Brand behind the Brands” we supply the largest and most recognizable names across the retail, restaurant and food service, convenience store and travel center, non-commercial accounts, and hospitality industries.  The average tenure of our top 20 customers, including businesses we’ve acquired since our founding, is almost 20 years.  Further, our customer base is diverse with no single customer representing more than 10% of net sales.

I would like to turn the call over to our Chief Financial Officer, Chris Pledger, who’s going to walk you through our outlook for our growth and financial projections.

Christopher Pledger – CFO of Westrock Coffee Company, LLC

Thank you, Scott.  I want to provide some context around our size and historical performance before delving into our revenue and EBITDA projections.

Westrock Coffee currently provides over 20 million cups of coffee to the world daily.  We are the #1 coffee and tea provider to restaurants in the United States. And we are also one of the largest providers of coffee extracts and ingredients to the private label foodservice industry.  Interestingly though, while we supply 88% of our foodservice customer’s stores in the U.S., we supply less than 1% of their stores internationally. This illustrates the opportunity we have to expand internationally with our blue-chip customer base. An example of this, was the expansion of our global coffee roasting business in Asia last year, where we successfully went from concept to fully operating plant in 18 months at the request of one of our large international customers.  We believe this will be the first of many opportunities we have to grow in Europe, the Middle East and to further expand in Asia Pacific. We partner with approximately 1.5 million small holder farmers from 35 countries, and we have 1,200 employees with operations in 10 countries across the globe, and we manufacture in 8 manufacturing facilities across the globe.

In 2021, we generated $698 million in net sales and $47 million in adjusted EBITDA. In 2022, we expect to generate $960 million in net sales and $75 million in adjusted EBITDA.

Turning to our balance sheet, at December 31, 2021 we had approximately $310 million in net debt, representing net leverage of 5.5x based on fourth quarter 2021 annualized adjusted EBITDA.  We expect this transaction to be a significant de-leveraging event for the Company. Following the close of the transaction and the refinancing of our debt, we expect to have approximately $120 million in net cash, assuming no redemptions by Riverview shareholders.

Now I would like to turn the call back over to Scott, to talk about our growth strategies.

Scott Ford – CEO and Co-Founder of Westrock Coffee Company, LLC

Thank you, Chris.  We have four basic growth pillars we intend to execute against over the next few years.

The first is to expand our product offerings to meet the demands of a rapidly growing market that is aligned with generational and lifestyle trends. We have been prolific with respect to new product innovations, having developed more than 50 new products since 2020, primarily in the fast-growing extracts category.

Our second growth pillar is to expand our customer base.  We have added 20 new customers since 2020 and currently have more than 100 targets.  And our recently announced expansion plans for our extract related product facilities in both North Carolina and Arkansas have served to introduce us to an entirely new potential customer base as well.

Our third pillar is to expand geographically.  We are in the enviable position of having our current customers asking us for international expansion.  As Chris mentioned, while we typically serve 88% of the doors of our foodservice customers here in the US, we serve less than 1% of those same customers’ international locations.  This affords us an incredible, built-in, expansion opportunity.

Our fourth strategy is simply to use acquisitions in service of these three core growth pillars.  We have a proven ability and long-track record of executing and integrating accretive acquisitions.  We have a pipeline with more than 50 potential targets, with over $5 billion in annual revenues.  Importantly, we expect to have a clean balance sheet and a liquid currency on the other side of closing the transaction with Riverview to enable this acquisition strategy.

In closing, the announcement today of our plans to go public through this business combination transaction with Riverview represents a truly monumental milestone in Westrock Coffee’s journey.  This transaction would not have been possible without the unyielding efforts of the many people at Westrock, our original private equity partners at The Stephens Group and Brown Brothers Harriman, and of course, the Riverview team led by Brad Martin.

Our mission to positively impact the coffee, tea, flavors, extracts, and ingredients market from crop to cup has proven to be both enormously successful and gratifying.

Our scaled platform and comprehensive portfolio of beverage solutions has allowed us to deliver high-quality products and service to the largest and most recognizable names in their industries, while making a meaningful impact in the lives of smallholder farmers, empowering them economically to improve their lives and the lives of their families and their communities.

This differentiated transaction with Riverview, with its fully committed, $250 million sponsor led common stock PIPE investment, will catapult our efforts globally and open a pathway for public investors to participate in our important work.  All of us at Westrock Coffee are thrilled to join Brad and the Riverview team for the launch of what I believe will be a tremendously successful public venture.

If you are looking for additional information, I’d like to encourage you to review our investor presentation, which can be found, along with all the other transaction-related materials, on our website at Westrockcoffee.com.

Each of us would like to thank you for your time today.